UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: December 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Update Regarding the Department of Commerce of “Anti-Circumvention” Investigation

As previously disclosed in the most recently filed annual report in Form 20-F by Maxeon Solar Technologies, Ltd. (referred to herein as “Maxeon,” the “Company,” “us,” or “our”), early in 2022, U.S. module producer Auxin Solar (“Auxin”) filed an “anti-circumvention” petition asking the U.S. Department of Commerce (“Commerce”) to expand the coverage of the longstanding U.S. antidumping and countervailing duty orders on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China (“China AD/CVD Orders”). Specifically, Auxin’s petition (1) alleged that PV cell and module production in Cambodia, Malaysia, Thailand, and Vietnam is circumventing certain remedial orders to offset injurious dumping and subsidization of CSPV cells and modules produced in China through minor alteration of Chinese-origin inputs including silicon wafers, and (2) asked Commerce to bring cells and modules exported from those countries to the United States within the scope of the China AD/CVD Orders. The allegations lodged by Auxin did not target Maxeon or Maxeon’s business model, but Auxin asked Commerce to conduct the anti-circumvention probes on a country-wide basis. Commerce began an anti- circumvention investigation on April 1, 2022.

On December 2, 2022, Commerce publicly released a preliminary determination following its anti-circumvention investigation as published in the Federal Register and effective on December 9, 2022 (the “Preliminary Determination”). Commerce has indicated it will render a final determination on this matter by May 1, 2023. Between its issuance of the Preliminary Determination and the time it issues a final determination, Commerce will review case briefs and rebuttal briefs that may be submitted by interested parties, and may hold one or more public hearings. In its final determination, Commerce may confirm or modify some or all of its Preliminary Determination.

As part of its Preliminary Determination, Commerce made country-wide determinations that solar modules and solar cells manufactured in Cambodia, Malaysia, Thailand, and Vietnam (defined as “SEA” countries) and subsequently exported from SEA countries to the United States will henceforth be subject to the China AD/CVD Orders. Merchandise brought within the coverage of the 2013 China AD/CVD Orders will be subject to the cash deposit and definitive duty assessment machinery of those proceedings, which amounts may be significant based on the value of the covered goods. Commerce defined the scope of its anti-circumvention inquiry as covering “solar cells and modules that have been completed [emphasis added] in Cambodia, Malaysia, Thailand, or Vietnam, using parts and components from China, that are then subsequently exported from Cambodia, Malaysia, Thailand, or Vietnam to the United States."1 Maxeon’s made-in-Mexico modules use cells that are exported from Malaysia to Mexico, not to the United States. Considering that Maxeon’s solar modules are made in Mexico and exported to the United States from Mexico, not from any of the SEA counties, Maxeon does not believe the Preliminary Determination applies to its made-in-Mexico modules.

Notwithstanding the clear definition of inquiry merchandise in the Preliminary Determination, Commerce has the authority to independently construe and interpret the Preliminary Determination. In addition, Commerce will issue instructions to U.S. Customs and Border Protection (“CBP”) regarding the application of the Preliminary Determination to imports of Maxeon’s products. Maxeon is engaging in discussions with Commerce to ensure that, in accordance with the scope of goods covered by the Preliminary Determination, the instructions issued by Commerce to CBP make clear that Maxeon’s modules completed in and exported from Mexico are not covered by the Preliminary Determination. In the event that Commerce or CBP seeks to apply the Preliminary Determination to Maxeon’s modules, Maxeon intends to pursue all available courses of action to defend its position that its made-in-Mexico modules are not subject to this anti-circumvention inquiry or the Preliminary Determination.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

1 Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled Into Modules, From the People’s Republic of China: Initiation of Circumvention Inquiry on the Antidumping Duty and Countervailing Duty Orders, 87 Fed. Reg. 19,071, (Apr. 1, 2022) (“Initiation Notice”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

December 12, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer